

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2021

Sean Hsieh
Chief Executive Officer
Concreit Fund I LLC
1201 3rd Ave Ste 2200
Seattle, WA 98101

      Re: Concreit Fund I LLC
          Offering Statement on Form 1-A
          Post-qualification Amendment No. 1
          Filed April 15, 2021
          File No. 024-11171

Dear Mr. Hsieh:

We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-qualification Amendment No. 1 filed April 15, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

1.   Please update this section, including your results of operations and liquidity and capital resources, for the year ended December 31, 2020.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction